

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Stuart B. Brown
Chief Financial Officer
Red Robin Gourmet Burgers, Inc.
6312 S Fiddler's Green Circle Suite 200N
Greenwood Village, CO 80111

  Re: **Red Robin Gourmet Burgers, Inc.**
    Form 10-K for Fiscal Year Ended December 25, 2011
    Filed February 23, 2012
    File No. 001-34851
    Form 10-Q for Quarterly Period Ended September 30, 2012
    Filed November 2, 2012
    File No. 001-34851
    Definitive Proxy Statement on Schedule 14A
    Filed April 13, 2012
    File No. 001-34851

Dear Mr. Brown:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief